UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2009

QIAGEN N.V.

Spoorstraat 50

5911 KJ Venlo

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 .

QIAGEN N.V.

Form 6-K

2

OTHER INFORMATION

For the three- and nine- month periods ended September 30, 2009, QIAGEN N.V. prepared its quarterly report under United States Generally Accepted Accounting Principles (U.S. GAAP). This quarterly report is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

BY:	/s/ ROLAND SACKERS
Roland Sackers
Chief Financial Officer

Date: November 10, 2009

4

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	U.S. GAAP Quarterly Report for the Period Ended September 30, 2009

5

Exhibit 99.1

QIAGEN N.V.

U.S. GAAP QUARTERLY REPORT FOR THE PERIOD ENDED SEPTEMBER 30, 2009

QIAGEN N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	September 30, 2009	December 31, 2008
	(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$861,273	$333,313
Accounts receivable, net of allowance for doubtful accounts of $3,150 and $3,070 in 2009 and 2008, respectively	181,692	158,440
Income taxes receivable	27,843	14,441
Inventories, net	133,618	108,563
Prepaid expenses and other	135,192	61,424
Deferred income taxes	32,543	27,374

Total current assets	1,372,161	703,555

Long-Term Assets:
Property, plant and equipment, net	310,215	289,672
Goodwill	1,273,754	1,152,105
Intangible assets, net of accumulated amortization of $196,558 and $132,570 in 2009 and 2008, respectively	693,777	640,309
Deferred income taxes	78,016	73,766
Other assets	26,728	25,916

Total long-term assets	2,382,490	2,181,768

Total assets	$3,754,651	$2,885,323

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except par value and share data)

	September 30, 2009	December 31, 2008
	(unaudited)
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	$42,078	$48,836
Accrued and other liabilities (of which $9,982 and $6,358 due to related parties in 2009 and 2008, respectively, see Note 17)	236,980	163,513
Income taxes payable	33,414	14,288
Current portion of long-term debt	50,000	25,000
Current portion of capital lease obligations	3,342	2,984
Deferred income taxes	10,256	7,754

Total current liabilities	376,070	262,375

Long-Term Liabilities:
Long-term debt (of which $445,000 in 2009 and 2008 due to related parties, see Note 8)	870,000	920,000
Capital lease obligations, net of current portion	28,797	29,718
Deferred income taxes	237,530	212,589
Other	13,945	6,797

Total long-term liabilities	1,150,272	1,169,104

Commitments and Contingencies (Note 15)
Shareholders’ Equity:
Preference shares, 0.01 EUR par value, authorized—450,000,000 shares, no shares issued and outstanding	—	—
Financing preference shares, 0.01 EUR par value, authorized—40,000,000 shares, no shares issued and outstanding	—	—
Common Shares, 0.01 EUR par value, authorized—410,000,000 shares, issued and outstanding—231,129,511 and 197,839,113 shares in 2009 and 2008, respectively	2,697	2,212
Additional paid-in capital	1,606,218	958,665
Retained earnings	571,115	477,812
Accumulated other comprehensive income	48,279	15,155

Total QIAGEN N.V. shareholders’ equity	2,228,309	1,453,844

Total liabilities and shareholders’ equity	$3,754,651	$2,885,323

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

	Three Months Ended September 30,
	2009	2008
	(unaudited)
Net sales	$259,659	$230,800
Cost of sales	86,647	77,861

Gross profit	173,012	152,939

Operating Expenses:
Research and development	26,747	24,073
Sales and marketing	60,719	55,972
General and administrative, integration and other	27,805	29,868
Purchased in-process research and development	—	830
Acquisition-related intangible amortization	4,387	4,018

Total operating expenses	119,658	114,761

Income from operations	53,354	38,178

Other Income (Expense):
Interest income	678	2,095
Interest expense	(7,405)	(9,194)
Other income, net	2,692	(3,233)

Total other expense	(4,035)	(10,332)

Income before provision for income taxes and noncontrolling interest	49,319	27,846
Provision for income taxes	11,629	6,679

Net income	37,690	21,167
Less: Noncontrolling interest	—	376

Net income attributable to QIAGEN N.V.	$37,690	$20,791

Basic net income attributable to QIAGEN N.V. per common share	$0.19	$0.11

Diluted net income attributable to QIAGEN N.V. per common share	$0.18	$0.10

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

	Nine Months Ended September 30,
	2009	2008
	(unaudited)
Net sales	$720,748	$655,794
Cost of sales	241,787	213,555

Gross profit	478,961	442,239

Operating Expenses:
Research and development	77,340	69,281
Sales and marketing	175,857	167,746
General and administrative, integration and other	76,210	88,672
Purchased in-process research and development	—	830
Acquisition-related intangible amortization	12,289	10,484

Total operating expenses	341,696	337,013

Income from operations	137,265	105,226

Other Income (Expense):
Interest income	2,541	7,391
Interest expense	(22,136)	(28,832)
Other income, net	5,249	(672)

Total other expense	(14,346)	(22,113)

Income before provision for income taxes and noncontrolling interest	122,919	83,113
Provision for income taxes	29,616	18,272

Net income	93,303	64,841
Less: Noncontrolling interest	—	491

Net income attributable to QIAGEN N.V.	$93,303	$64,350

Basic net income attributable to QIAGEN N.V. per common share	$0.47	$0.33

Diluted net income attributable to QIAGEN N.V. per common share	$0.45	$0.31

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Nine Months Ended September 30,
	2009	2008
	(unaudited)
Cash Flows From Operating Activities:
Net income attributable to QIAGEN N.V.	$93,303	$64,350
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	35,005	32,693
Amortization of purchased intangible assets	51,578	46,036
Share-based compensation expense	7,352	6,651
Excess tax benefits from share-based compensation	(2,316)	(5,860)
Deferred income taxes	(22,284)	(19,498)
Gain on sale of marketable securities	—	(780)
Other non-cash items	5,094	5,331
Net changes in operating assets and liabilities:
Accounts receivable	(11,775)	(14,209)
Inventories	(17,857)	(33,026)
Accounts payable	(10,000)	(1,708)
Accrued and other liabilities	30,114	1,891
Other operating assets and liabilities	6,117	2,603

Net cash provided by operating activities	164,331	84,474

Cash Flows From Investing Activities:
Purchases of property, plant and equipment	(36,839)	(26,885)
Proceeds from sale of equipment	367	975
Purchases of intangible assets	(13,823)	(10,475)
Proceeds from sale/(purchases) of investments	1,477	(4,175)
Sales of marketable securities	—	2,313
Cash paid for acquisitions, net of cash acquired	(110,945)	(99,756)
Additional purchase price for previously acquired businesses	—	(337)
Loan to related party	—	(1,441)

Net cash used in investing activities	(159,763)	(139,781)

Cash Flows From Financing Activities:
Repayment of long-term debt	(25,000)	—
Principal payments on capital leases	(2,184)	(2,289)
Proceeds from subscription receivables	593	622
Excess tax benefits from share-based compensation	2,316	5,860
Issuance of common shares	562,062	12,532
Other financing activities	(313)	(564)

Net cash provided by financing activities	537,474	16,161

Effect of exchange rate changes on cash and cash equivalents	(14,082)	17,860
Net increase (decrease) in cash and cash equivalents	527,960	(21,286)
Cash and cash equivalents, beginning of period	333,313	347,320

Cash and cash equivalents, end of period	$861,273	$326,034

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1. Basis of Presentation

The condensed consolidated financial statements include the accounts of QIAGEN N.V. (the Company), a company incorporated in The Netherlands, and its wholly-owned subsidiaries that are not considered variable interest entities. All significant intercompany accounts and transactions have been eliminated. All amounts are presented in U.S. dollars, unless otherwise indicated. Investments in companies where the Company exercises significant influence over the operations but does not have control, and where the Company is not the primary beneficiary, are accounted for using the equity method. All other investments are accounted for under the cost method.

In the opinion of management and subject to the year-end audit, the accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial information and generally in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to the Securities and Exchange Commission (SEC) rules and regulations. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary for a fair presentation have been included.

Certain reclassifications of prior year amounts have been made to conform to the current year presentation, including reclassifications related to the Company’s adoption of the provisions of Accounting Standards Codification Topic 810, (formerly Statement of Financial Accounting Standards (SFAS) No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”).

On September 21, 2009, the Company acquired DxS Ltd., located in Manchester, United Kingdom (DxS). Accordingly, as of September 21, 2009, all of the assets acquired and liabilities assumed were recorded at their respective fair values and the Company’s consolidated results of operations include DxS’ operating results from September 22, 2009 through September 30, 2009.

The results of operations for an interim period are not necessarily indicative of results that may be expected for any other interim period or for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008.

2. Recent Accounting Pronouncements

Adoption of New Accounting Standards

On September 30, 2009, the Company adopted the Financial Accounting Standards Board (FASB) Codification as outlined in SFAS 168, “The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles” (FASB ASC). The Codification is now the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants, as well as SEC Staff Accounting Bulletins. Effective for interim and annual periods ending after September 15, 2009, the Codification supersedes all then-existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification will become nonauthoritative. FASB ASC Topic 105-10-65 “Transition and Open Effective Date Information” identifies exceptions for FASB Statement Nos. 164 through 168, which will remain authoritative until these standards are incorporated into the Codification.

On June 30, 2009, the Company adopted SFAS 165 “Subsequent Events.” This standard provides general standards of accounting and disclosure to determine the period of time after the balance sheet date in which events and transactions should be evaluated for disclosure, the circumstances under which events and transactions which occur after the balance sheet date should be recognized in the financial statements and disclosure guidance on these events and transactions that occur after the balance sheet date. This standard also introduces the concept of the financials statements as available to be issued. The standard, therefore, requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, as well as disclosure as to whether that date represents the date the financial statements were issued or were available to be issued.

QIAGEN N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

On January 1, 2009, the Company adopted the new provisions of FASB ASC Topic 805-20 – Business Combinations – Identifiable Assets and Liabilities, and Any Noncontrolling Interest (formerly SFAS 141R and SFAS 160). These provisions will impact the Company primarily in five areas: acquired in-process research and development will be accounted for as an indefinite lived intangible asset until approval or discontinuation rather than as an expense; acquisition costs will be expensed rather than added to the cost of an acquisition; restructuring costs in connection with an acquisition will be expensed rather than added to the cost of an acquisition; the fair value of contingent consideration at the date of an acquisition will be included in the cost of an acquisition; and the fair value of contingent liabilities that are more likely than not to occur will be recorded at the date of an acquisition. The effects of these changes are applicable to acquisitions on or after January 1, 2009. The Noncontrolling Interest provisions have been applied prospectively as of January 1, 2009, except for the presentation and disclosure requirements, which have been applied retrospectively for prior periods presented. Prior to the adoption of the new provisions in FASB ASC Topic 805-20, the noncontrolling interests’ share of net income was included in minority interest in income (expense) in the consolidated statement of income, and the noncontrolling interests’ equity was included in temporary equity in the consolidated balance sheet.

On January 1, 2009, the Company adopted the new disclosure provisions in FASB ASC Topic 815-10-50 – Derivatives and Hedging – Disclosure (formerly SFAS 161). FASB ASC Topic 815-10-50 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand the effects of derivative instruments and hedging activities on an entity’s financial condition, financial performance and cash flows. FASB ASC Topic 815-10-50 impacts disclosures only.

On January 1, 2009, the Company adopted the new provisions of FASB ASC Topic 808 – Collaborative Arrangements (specifically the provisions included in the former EITF Issue No. 07-1) that discuss how parties to a collaborative arrangement (which does not establish a legal entity within such arrangement) should account for various activities. The provisions indicate that costs incurred and revenues generated from transactions with third parties (i.e., parties outside of the collaborative arrangement) should be reported by the collaborators on the respective line items in their income statements pursuant to FASB ASC Topic 605 – 45 – Revenue Recognition – Principle Agent Considerations (formerly under EITF Issue No. 99-19). Additionally, the provisions of FASB ASC Topic 808 provide that income statement characterization of payments between the participants in a collaborative arrangement should be based upon existing authoritative guidance; analogy to such pronouncements if not within their scope; or a reasonable, rational, and consistently applied accounting policy election. These provisions shall be applied retrospectively to all prior periods presented for all collaborative arrangements existing as of the effective date. The adoption of these provisions did not result in a change to the Company’s historical consolidated financial statements.

In 2009, there was an update to FASB ASC Topic 320 – Investments – Debt and Equity Securities (formerly FSP FAS 115-2 and FAS 124-2), which provides additional guidance for the accounting for and presentation of impairment losses on securities. The Company adopted these updates in the second quarter of 2009 without any impact.

In 2009, the FASB updated ASC Topic 820 – Fair Value Measurements and Disclosures (formerly FSP FAS 157-4). This update emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability, fair value is still determined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. The Company adopted these updates in the second quarter of 2009 without any impact.

In 2009, the FASB updated ASC Topic 825 – Financial Instruments (formerly FSP FAS 107-1 and APB 28-1). This update amends ASC Topic 825 to require disclosures about fair value of financial instruments for interim reporting periods of publicly-traded companies as well as in annual financial statements. This update also amends ASC Topic 270 – Interim Reporting (formerly APB Opinion No. 28) to require these disclosures in summarized financial information at interim reporting periods. The Company adopted these updates in the second quarter of 2009.

Recently Issued Accounting Standards

In October 2009, the FASB issued new authoritative guidance regarding “Revenue Recognition – Multiple Deliverable Revenue Arrangements.” This update provides amendments for separating consideration in multiple deliverable arrangements and removes the objective-and-reliable-evidence-of-fair-value criterion from the separation criteria used to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, replaces references to “fair value” with “selling price” to distinguish from the fair value measurements required under the “Fair Value Measurements and Disclosures” guidance, provides a hierarchy that entities must use to estimate the selling price, eliminates the use of the residual method for allocation, and expands the ongoing disclosure requirements. This update is effective for the Company beginning January 1, 2011. The Company is evaluating the effect that adoption of this update will have, if any, on the consolidated financial position and results of operations.

QIAGEN N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

In June 2009, the FASB issued SFAS 166, “Accounting for Transfers of Financial Assets an Amendment of FASB Statement No. 140.” This standard addresses the accounting for the transfer of financial assets by clarifying whether or not an entity has actually surrendered control over transferred financial assets. This standard removes exceptions in previous guidance under ASC Topic 860 – Transfers and Servicing (formerly SFAS 140), which had permitted qualifying special purpose entities to avoid application of provisions in ASC Topic 810 – Consolidation (formerly FIN 46 (R)). SFAS 166 limits the circumstances under which a financial asset or a portion of the financial asset can be derecognized by an entity because of on an entity’s continuing involvement in the financial asset and when the transfer is to an entity that is consolidated with the transferring entity’s financial statements. This statement is effective for annual reports for periods that begin after November 15, 2009. The Company will adopt this standard in the first quarter of 2010 and does not expect adoption to have a material effect.

In June 2009, the FASB issued SFAS 167, “Amendments to FASB Interpretation No. 46(R).” This standard amends older guidance in ASC Topic 810 – Consolidation (formerly FIN 46(R)) by eliminating the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a variable interest entity. The standard instead applies a qualitative approach that identifies which enterprise has the most significant impact on the variable interest entity’s economic performance and which has (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. The standard also requires an additional reconsideration event when the equity holders of the entity, as a group, lose the power from voting rights or similar rights to direct the activities of the entity that most significantly impact the entity’s economic performance. Ongoing assessments of whether an enterprise is the primary beneficiary of a variable interest entity and expanded disclosures about an enterprise’s involvement in variable interest entities will also be required. This standard is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. The Company will adopt this standard on January 1, 2010 and is currently evaluating the impact of this standard.

3. Share-Based Payments

The Company issues share-based awards under the QIAGEN N.V. Amended and Restated 2005 Stock Plan. The Company had approximately 15.8 million common shares reserved and available for issuance under this Plan at September 30, 2009. In connection with the acquisition of Digene Corporation in the third quarter of 2007, the Company assumed three additional equity incentive plans. No new grants will be made under these plans, and a total of 5.0 million common shares of the Company had been reserved for issuances under these plans of which 0.5 million shares remain reserved and available for issuance as of September 30, 2009.

Stock Options

Generally, granted stock options vest over a three-year period. To date, the exercise price of all granted options has been set at the closing market price on the grant date or a premium above the closing market price on the grant date. The Company utilizes the Black-Scholes-Merton valuation model for estimating the fair value of its granted stock options. The Company estimates the forfeiture rate based on historical forfeiture experience. For the three- and nine-month periods ended September 30, 2009, the estimated weighted average forfeiture rate was 7.8%. During the three- and nine-month periods ended September 30, 2009, the Company granted options to purchase 400 and 483,914 common shares, respectively. During the three- and nine-month periods ended September 30, 2008, the Company granted options to purchase 2,100 and 368,326 common shares, respectively. Following are the weighted average assumptions used in valuing the stock options granted to employees during the three- and nine-month periods ended September 30, 2009 and 2008:

	Three Months Ended September 30,
	2009	2008
Stock price volatility	38.15%	36.19%
Risk-free interest rate	2.30%	2.30%
Expected life (in years)	4.79	4.87
Dividend rate	0%	0%

	Nine Months Ended September 30,
	2009	2008
Stock price volatility	40.40%	38.38%
Risk-free interest rate	2.13%	3.03%
Expected life (in years)	5.01	5.35
Dividend rate	0%	0%

QIAGEN N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

A summary of the status of the Company’s employee stock options as of September 30, 2009 and changes during the nine months then ended is presented below:

Stock Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2008	10,274,996	$14.26
Granted	483,914	$16.87
Exercised	(1,575,165)	$10.68
Forfeited and cancelled	(197,275)	$25.85

Outstanding at September 30, 2009	8,986,470	$14.78	4.22	$68,804,752

Exercisable at September 30, 2009	8,089,051	$14.42	3.70	$65,713,206

Vested and expected to vest at September 30, 2009	8,920,233	$14.76	4.18	$68,577,603

The weighted average grant-date fair value of options granted during the three and nine months ended September 30, 2009 was $7.42 and $6.33, respectively. For the three and nine months ended September 30, 2009, options to purchase 452,170 and 1,575,165 common shares, respectively, were exercised. The total intrinsic value of options exercised during the three and nine months ended September 30, 2009 was $4.3 million and $11.9 million, respectively. The weighted average grant-date fair value of options granted during the three and nine months ended September 30, 2008 was $6.86 and $8.32, respectively. For the three and nine months ended September 30, 2008, options to purchase 414,451 and 1,241,987 shares, respectively, were exercised. The total intrinsic value of options exercised during the three and nine months ended September 30, 2008 was $4.3 million and $14.2 million, respectively.

The unrecognized share-based compensation expense related to employee stock option awards was approximately $3.9 million as of September 30, 2009 and is expected to be recognized over a weighted average period of approximately 1.84 years.

Restricted Stock Units

Restricted stock units represent rights to receive common shares at a future date. There is no exercise price and no monetary payment is required for receipt of restricted stock units or the shares issued in settlement of the award. Generally, restricted stock units vest over a ten-year period. The fair market value at the time of the grant is amortized to expense on a ratable basis over the period of vesting. The fair market value is determined based on the number of restricted stock units granted and the market value of the Company’s shares on the grant date. Pre-vesting forfeitures were estimated to be approximately 6.0% for the three months ended September 30, 2009. At September 30, 2009, there was $37.9 million remaining in unrecognized compensation cost related to these awards, which is expected to be recognized over a weighted average period of 3.4 years. The weighted average grant date fair value of restricted stock units granted during the third quarter of 2009 was $20.55.

A summary of the Company’s restricted stock units as of September 30, 2009 is presented below:

Restricted Stock Units	Restricted Stock Units	Weighted Average Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2008	1,908,161
Granted	1,506,854
Released	(90,962)
Forfeited and cancelled	(60,010)

Outstanding at September 30, 2009	3,264,043	3.36	$69,458,835

Vested and expected to vest at September 30, 2009	2,735,754	2.54	$58,216,843

QIAGEN N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

Compensation Expense

Total share-based compensation expense for the three and nine months ended September 30, 2009 and 2008 is comprised of the following:

	Three Months Ended September 30,
Compensation Expense (in thousands)	2009	2008
Cost of sales	$245	$223
Research and development	471	25
Sales and marketing	238	997
General and administrative, integration and other	1,394	865

Share-based compensation expense before taxes	2,348	2,110
Income tax benefit	(678)	(646)

Net share-based compensation expense	$1,670	$1,464

	Nine Months Ended September 30,
Compensation Expense (in thousands)	2009	2008
Cost of sales	$699	$763
Research and development	1,439	1,074
Sales and marketing	1,443	2,426
General and administrative, integration and other	3,771	2,388

Share-based compensation expense before taxes	7,352	6,651
Income tax benefit	(2,229)	(2,135)

Net share-based compensation expense	$5,123	$4,516

No compensation cost was capitalized in inventory in 2009 or 2008 as the amounts were not material.

4. Net Income Per Common Share

Net income per common share for the three and nine months ended September 30, 2009 and 2008 is based on the weighted average number of common shares outstanding and the dilutive effect of stock options outstanding.

The following schedule summarizes the information used to compute net income per common share:

	Three Months Ended September 30,
(in thousands)	2009	2008
Weighted average number of common shares used to compute basic net income per common share	201,119	197,092
Dilutive effect of warrants	4,205	4,612
Dilutive effect of stock options and restricted stock units	2,992	2,896

Weighted average number of common shares used to compute diluted net income per common share	208,316	204,600

Outstanding options and awards having no dilutive effect, not included in above calculation	2,164	1,826

Outstanding warrants having no dilutive effect, not included in above calculation	22,262	22,250

QIAGEN N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

	Nine Months Ended September 30,
(in thousands)	2009	2008
Weighted average number of common shares used to compute basic net income per common share	199,304	196,516
Dilutive effect of warrants	3,272	5,004
Dilutive effect of stock options and restricted stock units	2,520	3,479

Weighted average number of common shares used to compute diluted net income per common share	205,096	204,999

Outstanding options and awards having no dilutive effect, not included in above calculation	3,089	1,519

Outstanding warrants having no dilutive effect, not included in above calculation	23,195	21,858

5. Acquisitions and Divestiture

Significant 2009 Acquisition

DxS Ltd. Acquisition

On September 21, 2009, the Company acquired 100% of the outstanding shares of DxS Ltd. (DxS), a privately-held developer and manufacturer of companion diagnostic products headquartered in Manchester, United Kingdom. With this acquisition, QIAGEN has taken a strong leadership position in the new era of personalized healthcare (PHC). The transaction is valued at $94.1 million in cash (subject to customary purchase price adjustments), plus up to an additional $35.0 million if specified commercial and other milestones are met as follows: $10.0 million in 2010, $10.0 million in 2011, $2.5 million until November 30, 2011, $5.0 million until May 31, 2012, $5.0 million until September 21, 2012 and $2.5 million until November 30, 2012. As of September 30, 2009, the Company accrued and expensed approximately $1.7 million of costs in connection with the acquisition.

FASB ASC Topic 805 (formerly SFAS 141R) requires recognition and measurement of an obligation to pay contingent consideration at fair value at the acquisition date and to classify the position as a liability. After initial recognition, contingent consideration obligations classified as liabilities that are not within the scope of FASB Topic 815 (formerly SFAS 133) are remeasured at fair value with changes in fair value recognized in earnings. The preliminary total fair value of milestones is approximately $20.0 million with the revenue milestones totaling $3.2 and $1.8 for 2010 and 2011, respectively, and the other milestones totaling $15.0 million. As of the acquisition date, $20.0 million of the milestone payments have been recognized as purchase price. The basis for determining the $5.0 million revenue milestones for 2010 and 2011 was the difference between the product target revenues and the business plan. The $15.0 million of other milestones are expected to be fully accomplished.

QIAGEN N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

The preliminary purchase price allocation is as follows:

(in thousands)	DxS Acquisition
Purchase Price:
Cash	$94,092
Fair Value of Milestones	19,961

$114,053

Preliminary Allocation:
Working capital	$4,850
Fixed and other long-term assets	2,199
Product technology and know how	17,045
Purchased in-process research and development	1,356
Customer relationships	49,400
Tradename	4,200
Goodwill	57,338
Deferred tax liability on fair value of identifiable intangible assets acquired	(21,600)
Liabilities assumed	(735)

$114,053

The weighted-average amortization period for the intangible assets acquired with DxS is 15 years. The goodwill acquired in the DxS acquisition is not deductible for tax purposes.

Pro forma results

The following unaudited pro forma information assumes that the above acquisition occurred at the beginning of the periods presented. For the three-month periods ended September 30, 2009 and 2008, pro forma net sales would have been $264.0 million and $233.7 million, pro forma net income would have been $37.5 million and $20.3 million, and pro forma diluted net income per common share would have been $0.18 and $0.10, respectively. For the nine-month periods ended September 30, 2009 and 2008, pro forma net sales would have been $733.7 million and $664.5 million, pro forma net income would have been $92.7 million and $63.0 million, and pro forma diluted net income per common share would have been $0.45 and $0.31, respectively. These unaudited pro forma results are intended for informational purposes only and are not necessarily indicative of the results of operations that would have occurred had the acquisitions been in effect at the beginning of the periods presented, or of future results of the combined operations.

Other 2009 Acquisition

Explera s.r.l. Acquisition

On August 6, 2009, the Company acquired Explera s.r.l., a leading supplier in molecular diagnostics and personalized medicine in Italy. The transaction is valued at EUR 5.25 million, with a fixed purchase price of EUR 3.5 million and milestone payments of EUR 1.75 million, which are expected to be realized. With this acquisition, the Company is expanding the size of its molecular diagnostics sales channel in Italy and is adding several activities in the area of personalized medicine and access to a suite of CE-IVD pyrosequencing assays.

The Company’s acquisitions have historically been made at prices above the fair value of the acquired assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include use of the Company’s existing infrastructure, such as sales force, distribution channels and customer relations, to expand sales of the acquired businesses’ products; use of the infrastructure of the acquired businesses to cost-effectively expand sales of Company products; and elimination of duplicative facilities, functions and staffing. These acquisitions have been accounted for using the purchase method of accounting, and the acquired companies’ results have been included in the accompanying statements of operations from their respective dates of acquisition. The allocation of the purchase price is preliminary and is based upon information that was available to management at the time the financial statements were prepared. Accordingly, the allocation may change. The Company has gathered no information that indicates the final purchase price allocations will differ materially from the preliminary estimates other than for the final determination of the intangible assets acquired with the acquisition of DxS Ltd.

QIAGEN N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

Final Allocation of 2008 Acquisitions

The final allocations of the purchase price and transaction costs for the acquisitions of Corbett Life Science Pte. Ltd. (Corbett) and the Biosystems Business from Biotage AB as of September 30, 2009, is as follows:

(in thousands)	Corbett Acquisition	Biosystems Business Acquisition	Total
Purchase Price:
Issuance of restricted shares	$4,235	$—	$4,235
Cash, including transaction costs	130,317	52,024	182,341
Cash acquired	(7,075)	—	(7,075)
Cash for 17.5% interest in Corbett	21,071	(21,071)	—

	$148,548	$30,953	$179,501

Preliminary Allocation:
Working capital	$8,537	$3,030	$11,567
Fixed and other long-term assets	4,204	234	4,438
Acquired intangible assets	56,000	15,300	71,300
Goodwill	96,214	14,662	110,876
Purchased in-process research and development expense	1,000	—	1,000
Deferred tax liability on fair value of identifiable intangible assets acquired	(16,433)	—	(16,433)
Liabilities assumed	(974)	(2,273)	(3,247)

	$148,548	$30,953	$179,501

2009 Divestiture

In July 2009, through the sale of the Company’s subsidiary in Austria, the Company sold the Olerup SSP® product line and related assets to Olerup International AB, a subsidiary of LinkMed, a Swedish venture capital company specializing in life sciences. The Olerup SSP® product line includes molecular transplantation testing products used for DNA human leukocyte antigen (HLA) typing. The Company retained rights to all Olerup SSP® assays for applications outside transplantation testing, such as in personalized medicine. The transaction does not affect the Company’s presence in new sequencing-based typing assays in the area of transplantation. The Company incurred a net gain of approximately $1.2 million on the sale of the business, which is net in other miscellaneous expense in the third quarter of 2009.

6. Investments and Variable Interest Entities

Investments – The Company has made strategic investments in certain companies that are accounted for using the equity or cost method of accounting. The method of accounting for an investment depends on the extent of the Company’s control. The Company monitors changes in circumstances that may require a reassessment of the level of control. The Company periodically reviews the carrying value of these investments for impairment, considering factors such as the most recent stock transactions and book values from the financial statements. The fair value of cost-method investments is estimated when there are identified events or changes in circumstances that may have an impact on the fair value of the investment. As of September 30, 2009 and December 31, 2008, the aggregate carrying amount of cost-method investments was $4.2 million.

Variable Interest Entities – FASB ASC Topic 810 requires a company to consolidate a variable interest entity if it is designated as the primary beneficiary of that entity even if the company does not have a majority of voting interests. A variable interest entity is generally defined as an entity with insufficient equity to finance its activities or where the owners of the entity lack the risk and rewards of ownership. The Company has a 50% interest in a joint venture company, PreAnalytiX GmbH, for which the Company is not the primary beneficiary. Thus, the investment is accounted for under the equity method. PreAnalytiX was formed to develop, manufacture and market integrated systems for the collection, stabilization and purification of nucleic acids for molecular diagnostic testing. At present, the Company’s maximum exposure to loss as a result of its involvement with PreAnalytiX is limited to the Company’s share of losses from the equity method investment itself.

The Company also has 100% interest in two entities established for the purpose of issuing convertible debt. These entities are discussed in Note 8 below.

QIAGEN N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

7. Derivatives and Hedging and Fair Value Measurements

Derivatives and Hedging

In the ordinary course of business, the Company uses derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. The Company does not utilize derivative or other financial instruments for trading or other speculative purposes. The Company recognizes all derivatives as either assets or liabilities on the balance sheet, measures those instruments at fair value and recognizes the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures.

As of September 30, 2009, all derivatives that qualify for hedge accounting are cash-flow hedges. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. In 2009, the Company did not record any hedge ineffectiveness related to any cash-flow hedges in income (expense) and did not discontinue any cash-flow hedges. Derivatives, including those that are not designated as hedges, are classified in the operating section of the consolidated statements of cash flows, in the same category as the related consolidated balance sheet account.

Foreign Currency Derivatives

As a globally active enterprise, the Company is subject to risks associated with fluctuations in foreign currencies in its ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions. The Company manages balance sheet exposure on a group-wide basis primarily using foreign exchange forward contracts and cross-currency swaps.

The Company has foreign currency forward contracts with an aggregate notional amount of $44.0 million, which have been entered into in connection with the notes payable to QIAGEN Finance (see Note 8) and which qualify for hedge accounting as cash- flow hedges. The Company has determined that no ineffectiveness exists related to these derivatives. However, the differences between spot and forward rates were excluded from the assessment of hedge effectiveness and included in interest income as it effectively constitutes the difference in the interest rates of the respective currency pairs. The contracts mature in July 2011 and had fair market values at September 30, 2009 and December 31, 2008 of approximately $6.4 million and $3.1 million, respectively, which are included in other long-term liabilities in the accompanying consolidated balance sheets.

In addition, the Company was party to cross-currency swaps which have been entered into in connection with the notes payable to Euro Finance (see Note 8) and which qualified as cash-flow hedges with a notional amount of $120.0 million and $60.0 million as of September 30, 2009 and December 31, 2008, respectively, which mature in November 2012 and had fair market values of $19.4 million and $4.9 million at September 30, 2009 and December 31, 2008, respectively, which are included in other long-term liabilities in the accompanying consolidated balance sheets.

Undesignated Derivative Instruments

The Company is party to various foreign exchange forward and swap arrangements which had, at September 30, 2009, an aggregate notional value of approximately $238.8 million and fair values of $0.8 million and $9.6 million, which are included in other assets and other liabilities, respectively, and which expire at various dates through March 2010. The transactions have been entered into to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other income, net.

The Company was party to various foreign exchange forward and swap arrangements which had, at December 31, 2008, an aggregate notional value of approximately $163.3 million and fair values of $0.3 million and $10.9 million, which are included in other assets and other liabilities, respectively, and which expired at various dates through March 2009. The transactions have been used to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other income, net.

QIAGEN N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

Interest Rate Derivatives

The Company uses interest rate derivative contracts on certain borrowing transactions to hedge fluctuating interest rates. The Company has entered into interest rate swaps in which it agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. During 2008, the Company entered into interest rate swaps, which effectively fix the variable interest rates on $200.0 million of the Company’s variable rate debt and qualify for hedge accounting as cash-flow hedges. The Company has determined that no ineffectiveness exists related to these swaps. The swaps mature in October 2010 and 2011, and as of September 30, 2009 and December 31, 2008 had an aggregate fair value of $7.1 million and $6.8 million, respectively, recorded in other long-term liabilities in the accompanying consolidated balance sheets.

Fair Values of Derivative Instruments

The following table summarizes the fair value amounts of derivative instruments reported in the consolidated balance sheets as of September 30, 2009 and December 31, 2008:

	Derivatives in Asset Positions Fair value		Derivatives in Liability Positions Fair value
(in thousands)	9/30/2009	12/31/2008	9/30/2009	12/31/2008
Derivative instruments designated as hedges
Interest rate contracts	$—	$—	$(7,114)	$(6,811)
Foreign exchange contracts	—	—	(25,814)	(8,028)

Total derivative instruments designated as hedges	$—	$—	$(32,928)	$(14,839)

Undesignated derivative instruments
Foreign exchange contracts	$788	$344	$(9,639)	$(10,891)

Total derivative instruments	$788	$344	$(42,567)	$(25,730)

QIAGEN N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

In the accompanying consolidated balance sheets, derivative instruments designated as hedges are included in other long-term liabilities, and undesignated derivative instruments are included in prepaid and other assets and accrued and other liabilities.

Gains and Losses on Derivative Instruments

The following tables summarize the locations and gains on the Company’s derivative instruments for the three- and nine-month periods ended September 30, 2009:.

Three months ended September 30, 2009

(in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Loss recognized in income
Cash-flow hedges
Interest rate contracts	$(173)	Interest expense	$—	n/a
Foreign exchange contracts	(7,288)	Other income, net	6,870	n/a

Total	$(7,461)		$6,870	n/a

Undesignated derivative instruments
Foreign exchange contracts	n/a	Other income, net	n/a	$(5,401)

Nine months ended September 30, 2009
(in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Loss recognized in income
Cash-flow hedges
Interest rate contracts	$(304)	Interest expense	$—	n/a
Foreign exchange contracts	(19,359)	Other income, net	14,047	n/a

Total	$(19,663)		$14,047	n/a

Undesignated derivative instruments
Foreign exchange contracts	n/a	Other income, net	n/a	$(10,369)

The amounts noted in the table above for accumulated other comprehensive income (AOCI) do not include any adjustment for the impact of deferred income taxes.

Fair Value Measurements

The Company’s assets and liabilities are measured at fair value according to a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1. Observable inputs, such as quoted prices in active markets;

Level 2. Inputs, other than the quoted price in active markets, that are observable either directly or indirectly; and

Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The Company’s assets and liabilities measured at fair value on a recurring basis consist of derivative contracts used to hedge currency and interest rate risk, which are classified in Level 2 of the fair value hierarchy and are shown in the table above. In determining fair value, both the counterparty credit risk and the Company’s creditworthiness are considered. To determine the Company’s credit risk we estimated the Company’s credit rating by benchmarking the price of outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, the Company’s credit risk was quantified by reference to publicly-traded debt with a corresponding rating.

There were no fair value adjustments in the quarter ended September 30, 2009 for nonfinancial assets or liabilities required to be measured at fair value on a nonrecurring basis.

QIAGEN N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

The carrying value of the Company’s cash and cash equivalents, notes receivable, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short maturities of those instruments. The carrying value of the Company’s variable rate debt and capital leases approximate their fair values because of the short maturities and/or interest rates which are comparable to those available to the Company on similar terms. The fair values of the notes payable to QIAGEN Finance and Euro Finance, further discussed in Note 8, were estimated by using available over-the-counter market information on the convertible bonds which were issued by QIAGEN Finance and Euro Finance, the values of which correlate to the fair value of the loan arrangements the Company has with QIAGEN Finance and Euro Finance which includes the notes payable, the guarantee and the warrant agreement.

8. Debt

The Company has twelve separate lines of credit with aggregate borrowing availability of approximately $183.6 million with variable interest rates, of which insignificant amounts were utilized at September 30, 2009 and December 31, 2008, respectively.

At September 30, 2009 and December 31, 2008, debt totaled $920.0 million, of which $50.0 million was current, and $945.0 million, of which $25.0 million was current, respectively, and consisted of the following:

(in thousands)	September 30, 2009	December 31, 2008
$500 million note payable bearing interest at LIBOR plus a variable margin ranging from 0.4% to 0.775%, or 0.72% and 1.01% at September 30, 2009 and December 31, 2008, respectively, due on July 12, 2012, with payments beginning in 2009	$475,000	$500,000
Notes payable to QIAGEN Euro Finance bearing interest at an effective rate of 3.91% due in November 2012	300,000	300,000
Notes payable to QIAGEN Finance bearing interest at an effective rate of 2.14% due in July 2011	145,000	145,000

Total	920,000	945,000
Less current portion	50,000	25,000

Long-term portion	$870,000	$920,000

During 2007, the Company signed a Syndicated Multi-Currency Term Loan and Revolving Credit Facilities Agreement with Deutsche Bank AG, Deutsche Bank Luxembourg S.A., and the lenders named in the agreement. The lenders made available to the Company an aggregate amount of $750 million in the form of a $500 million term loan, a $100 million bridge loan, and a $150 million revolving credit facility. Under the agreement, the $500 million term loan will mature in July 2012 with repayment beginning in July 2009. In July 2009, $25.0 million was repaid. The $100 million bridge loan was utilized and repaid within the third quarter of 2007. The $150 million revolving credit facility will expire in July 2012. The proceeds of the debt were loaned to a subsidiary of QIAGEN N.V., and QIAGEN N.V. has guaranteed the debt. The loan agreements contain certain financial and non-financial covenants, including but not limited to, restrictions on the encumbrance of land, restrictions on the transfer of patents to third parties and the maintenance of certain financial ratios. The Company was in compliance with these covenants at September 30, 2009. The fair value of the note payable approximated its carrying value at September 30, 2009.

In May 2006, the Company completed the offering of the 2006 Notes due in 2026 through a new unconsolidated subsidiary, Euro Finance. The net proceeds of the 2006 Notes were loaned by Euro Finance to consolidated subsidiaries of the Company. At September 30, 2009 and December 31, 2008, $300.0 million is included in long-term debt for the amount of 2006 Note proceeds payable to Euro Finance. These long-term notes payable to Euro Finance have an effective interest rate of 3.91% and are due in November 2012. Interest on the 2006 Notes is payable semi-annually in May and November. The 2006 Notes were issued at 100% of principal value, and are convertible into 15.0 million common shares at the option of the holders upon the occurrence of certain events, at a price of $20.00 per share, subject to adjustment. QIAGEN N.V. has an agreement with Euro Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. The 2006 Notes cannot be called for the first 7 years and are callable thereafter subject to a provisional call trigger of 130% of the conversion price. In addition, the holders of the 2006 Notes may require QIAGEN to repurchase all or a portion of the outstanding Notes for 100% of the principal amount, plus accrued interest, on May 16, 2013, 2017 and 2022. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Euro Finance, the fair value of the Notes at September 30, 2009 was approximately $380.7 million. The Company has reserved 15.0 million common shares for issuance in the event of conversion.

QIAGEN N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

In August 2004, the Company completed the sale of the 2004 Notes, through its unconsolidated subsidiary QIAGEN Finance. The net proceeds of the 2004 Notes were loaned by QIAGEN Finance to consolidated subsidiaries in the U.S. and Switzerland. At September 30, 2009 and December 31, 2008, $145.0 million is included in long-term debt for the amount of 2004 Note proceeds payable to QIAGEN Finance. In November 2008, $5.0 million was repaid in connection with the conversion of a portion of the 2004 Notes issued by QIAGEN Finance. These long-term notes payable to QIAGEN Finance have an effective interest rate of 2.14% and are due in July 2011. Interest on the 2004 Notes is payable semi-annually in February and August. The 2004 Notes were issued at 100% of principal value, and are convertible into 11.5 million common shares at the option of the holders upon the occurrence of certain events at a price of $12.6449 per share, subject to adjustment. QIAGEN N.V. has an agreement with QIAGEN Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. In November 2008, the Company issued 395,417 common shares upon the exercise of a portion of the subscription rights in connection with the conversion of $5.0 million of the 2004 Notes. The 2004 Notes may be redeemed, in whole or in part, at QIAGEN’s option on or after August 18, 2011, at 100% of the principal amount, provided that the actual trading price of the Company’s common shares exceeds 120% of the conversion price for twenty consecutive trading days. In addition, the holders of the 2004 Notes may require QIAGEN to repurchase all or a portion of the outstanding 2004 Notes for 100% of the principal amount, plus accrued interest, on August 18, 2011, 2014 and 2019. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Finance, the fair value of the Notes at September 30, 2009 was approximately $248.4 million. The Company has reserved 11.5 million common shares for issuance in the event of conversion.

9. Inventories

The components of inventories consist of the following as of September 30, 2009 and December 31, 2008:

(in thousands)	September 30, 2009	December 31, 2008
Raw materials	$38,197	$34,820
Work in process	51,908	36,305
Finished goods	43,513	37,438

Total inventories	$133,618	$108,563

10. Intangible Assets

The following sets forth the intangible assets by major asset class as of September 30, 2009 and December 31, 2008:

	September 30, 2009		December 31, 2008
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets:
Patent and license rights	$246,191	$(63,125)	$233,083	$(43,399)
Developed technology	411,818	(97,213)	379,763	(65,456)
Customer base, trademarks and in-process R&D	232,326	(36,220)	160,033	(23,715)

	$890,335	$(196,558)	$772,879	$(132,570)

Unamortized Intangible Assets:
Goodwill	$1,273,754		$1,152,105

The changes in the carrying amount of goodwill for the nine months ended September 30, 2009 resulted from 2009 acquisitions, foreign currency translation and purchase price adjustments primarily related to tax matters in connection with prior year acquisitions. Additionally, during the third quarter of 2009, an impairment loss of $1.6 million of goodwill from a previous acquisition was recognized following the Company’s acquisition of DxS Ltd. in September 2009. The goodwill impairment loss is related to the Germany segment and is recorded in general and administrative, integration and other expenses in the accompanying financial statements.

QIAGEN N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

For the three- and nine-month periods ended September 30, 2009, amortization expense on intangible assets totaled approximately $19.1 million and $56.6 million, respectively, compared to $18.5 million and $51.5 million for the three- and nine-month periods ended September 30, 2008, respectively. Amortization of intangibles for the next five years is expected to be approximately:

(in thousands) Year	Annual Amortization
2010	$81,472
2011	$81,334
2012	$77,078
2013	$74,619
2014	$70,325

The Company performs its goodwill impairment tests annually during the fourth quarter of its fiscal year and earlier if an event or circumstance indicates that impairment has occurred. During the third quarter of 2009, the Company recognized a charge of $2.5 million to cost of sales related to the impairment of developed technology. The goodwill and developed technology impairments were triggered by the acquisition of DxS and the discontinuation of an insignificant product line.

11. Income Taxes

Fluctuations in the distribution of pre-tax income among the Company’s operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. The Company’s operating subsidiaries are exposed to effective tax rates ranging from zero to approximately 42%. The provision for income taxes is based upon the estimated annual effective tax rates and was 24% in both the three- and nine-month periods ended September 30, 2009, compared to the effective tax rates in the three- and nine-month periods ended September 30, 2008 of 24% and 22%, respectively.

In the third quarter of 2009, the effective tax rate increased compared to the same period in 2008 primarily as a result of more income earned in higher tax jurisdictions this year compared to the same period last year. The overall increase in rate is partially offset by favorable discrete events in both the first and second quarter. The impact of discrete events to the rate for the nine months ended September 30, 2009 was (4.2) %, and (4.7) % for the three months ended September 30, 2009. The predominant events creating these discrete items relate to post-merger restructuring associated with the Company’s acquisitions of Digene Corporation (Digene) in 2007 and Corbett in 2008.

The Company assesses uncertain tax positions in accordance with ASC 740 (ASC 740-10 / Accounting for Uncertainties in Tax). At September 30, 2009, the Company’s unrecognized tax benefits totaled approximately $8.9 million which, if recognized, would favorably affect our effective tax rate in the periods in which they are recognized. It is possible that approximately $1.4 million of the unrecognized tax benefits may be released during the next 12 months due to lapse of statutes of limitations or settlements with tax authorities. We cannot reasonably estimate the range of the potential outcomes of these matters.

The Company conducts business globally and, as a result, files numerous consolidated and separate income tax returns in The Netherlands, Germany, Switzerland and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world. The Company’s tax years since 2001 are open for income tax examinations by tax authorities. Its subsidiaries, with few exceptions, are no longer subject to income tax examinations by tax authorities for years before 2004. The Company has undistributed earnings in foreign subsidiaries. In some jurisdictions, the Company would be subject to tax upon repatriation of those earnings, in the form of dividends or otherwise. For those subsidiaries where the earnings are considered to be permanently reinvested, no provision for taxes has been made. In other cases, the Company has accrued for such taxes. It is not practicable to determine the amount of income tax payable in the event the Company repatriated all of its undistributed foreign earnings.

12. Shareholders’ Equity

On September 30, 2009, the Company completed an offering pursuant to which QIAGEN N.V. sold an aggregate of 31.625 million common shares, including 4.125 million common shares upon exercise of the underwriters’ over-allotment option, at an offering price of $20.25 per common share for aggregate gross proceeds of approximately $640.4 million. The Company received net proceeds from the offering of $623.5 million, after deducting $12.8 million of underwriting commissions and $3.4 million of estimated offering expenses, net of related tax benefits. As of September 30, 2009, approximately $81.5 million of the proceeds from the exercise of the over-allotment option were recorded in other receivables. The cash was subsequently received on October 7, 2009.

QIAGEN N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

The following tables detail the changes in shareholders’ equity from December 31, 2008 to September 30, 2009 and from December 31, 2007 to September 30, 2008, respectively:

	Common Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
(in thousands, except for number of shares)	Shares	Amount
BALANCE AT DECEMBER 31, 2008	197,839,113	$2,212	$958,665	$477,812	$15,155	$1,453,844

Net income	—	—	—	93,303	—	93,303
Proceeds from subscription receivables	—	—	593	—	—	593
Unrealized (loss), net on hedging contracts	—	—	—	—	(11,552)	(11,552)
Realized loss, net on hedging contracts	—	—	—	—	7,636	7,636
Translation adjustment	—	—	—	—	37,040	37,040
Issuance of common shares in connection with stock plan	1,665,319	23	16,798	—	—	16,821
Stock issued from conversion of warrants	79	—	1	—	—	1
Offering	31,625,000	462	623,072	—	—	623,534
Share-based compensation	—	—	7,352	—	—	7,352
Tax benefit of employee stock plans	—	—	(263)	—	—	(263)

BALANCE AT SEPTEMBER 30, 2009	231,129,511	$2,697	$1,606,218	$571,115	$48,279	$2,228,309

	Common Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
(in thousands, except for number of shares)	Shares	Amount
BALANCE AT DECEMBER 31, 2007	195,335,076	$2,175	$925,597	$388,779	$75,024	$1,391,575

Net income	—	—	—	64,350	—	64,350
Proceeds from subscription receivables	—	—	622	—	—	622
Unrealized (loss), net on hedging contracts	—	—	—	—	(708)	(708)
Realized loss, net on hedging contracts	—	—	—	—	580	580
Realized (gain), net on marketable securities	—	—	—	—	(780)	(780)
Translation adjustment	—	—	—	—	(27,459)	(27,459)
Issuance of common shares in connection with stock plan	1,713,046	26	12,506	—	—	12,532
Issuance of common shares in connection with eGene	16,860	1	302	—	—	303
Issuance of common shares in connection with Corbett	218,504	3	4,231	—	—	4,234
Share-based compensation	—	—	6,651	—	—	6,651
Tax benefit of employee stock plans	—	—	5,860	—	—	5,860

BALANCE AT SEPTEMBER 30, 2008	197,283,486	$2,205	$955,769	$453,129	$46,657	$1,457,760

QIAGEN N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

13. Comprehensive Income

The components of comprehensive income for the three and nine months ended September 30, 2009 and 2008 are as follows:

	Three Months Ended September 30,
(in thousands)	2009	2008
Net income	$37,690	$20,791
Net unrealized (loss) gain on hedging contracts	(3,020)	1,909
Net realized loss (gain) on hedging contracts	2,624	(2,714)
Foreign currency translation gain (loss) adjustments	24,203	(54,501)

Comprehensive income	$61,497	$(34,515)

	Nine Months Ended September 30,
(in thousands)	2009	2008
Net income	$93,303	$64,350
Net unrealized (loss) on hedging contracts	(11,552)	(708)
Net realized loss (gain) on marketable securities	—	(780)
Net realized loss on hedging contracts	7,636	580
Foreign currency translation gain (loss) adjustments	37,040	(27,459)

Comprehensive income	$126,427	$35,983

The following table is a summary of the components of accumulated other comprehensive income as of September 30, 2009 and December 31, 2008:
(in thousands)	September 30, 2009	December 31, 2008
Net unrealized (loss) on hedging contracts, net of tax of $3.2 million and $1.5 million in 2009 and 2008, respectively	$(6,078)	$(2,162)
Net unrealized (loss) on pension, net of tax of $40,000 in 2009 and 2008	(92)	(92)
Foreign currency translation adjustments, net of tax of $2.2 million and $6.0 million in 2009 and 2008, respectively	54,449	17,409

Accumulated other comprehensive income	$48,279	$15,155

14. Supplemental Cash Flow Information Supplemental cash flow information for the nine months ended September 30, 2009 and 2008 is as follows:
	Nine Months Ended September 30,
(in thousands)	2009	2008
Cash paid for:
Interest	$18,487	$27,304
Income taxes	$23,452	$30,233
Non-cash Activities:
Equipment purchased through capital lease	$208	$81
Issuance of stock in connection with acquisition	$—	$4,234

15. Commitments and Contingencies

Contingent Acquisition-Related Obligations

Pursuant to the purchase agreements for certain acquisitions, the Company could be required to make additional contingent cash payments totaling up to $69.9 million based on the achievement of certain revenue and operating results milestones as follows: $16.0 million in the fourth quarter of 2009, $15.5 million in 2010, $13.3 million in 2011, $13.4 million in 2012, and $11.7 million payable in any 12-month period from now until 2012 based on the accomplishment of certain revenue targets, the launch of certain products or the grant of certain patent rights. Of the $69.9 million total contingent obligation, approximately $20.0 million is accrued as of September 30, 2009 in connection with the acquisition of DxS Ltd., as discussed in Note 5.

QIAGEN N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

Contingencies

In the ordinary course of business, the Company warrants to customers that its products are free of defect and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, the Company typically provides limited warranties with respect to its services. From time to time, the Company also makes other warranties to customers, including warranties that its products are manufactured in accordance with applicable laws and not in violation of third-party rights. The Company provides for estimated warranty costs at the time of the product sale. The Company believes its warranty reserve as of September 30, 2009 appropriately reflects the estimated cost of such warranty obligations. The changes in the carrying amount of warranty obligations during the nine-month period ended September 30, 2009 are as follows:

(in thousands)
BALANCE AT DECEMBER 31, 2008	$2,724
Provision charged to income	1,241
Usage	(696)
Adjustments to previously provided warranties, net	437
Currency translation	245

BALANCE AT SEPTEMBER 30, 2009	$3,951

Preacquistion Contingencies

In connection with the acquisition of Corbett in the third quarter of 2008, an amount was paid into an escrow account to cover preacquistion contingencies assumed in the acquisition. The escrow amounts are expected to be claimed by QIAGEN are recorded as an asset in prepaid and other expenses and amount to $13.6 million as of September 30, 2009 ($25.1 million as of December 31, 2008). In addition, the Company has recorded $9.2 million for preacquistion contingencies as a liability under accrued and other liabilities as of September 30, 2009 ($25.1 million as of December 31, 2008).

Litigation

From time to time, QIAGEN may be party to legal proceedings incidental to its business. As of September 30, 2009, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against QIAGEN or its subsidiaries. These matters have arisen in the ordinary course and conduct of business, as well as through acquisition. As a result of the third quarter 2007 acquisition of Digene and the third quarter 2008 acquisition of Corbett, QIAGEN is now involved in various claims and legal proceedings, including those related to protection of its owned and licensed intellectual property. Although it is not possible to predict the outcome of such litigation, based on the facts known to QIAGEN and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on QIAGEN’s financial position or results of operations.

Digene Corporation v. F. Hoffmann-LaRoche Ltd. and Roche Molecular Systems, Inc.

In December 2006, Digene filed for arbitration with the International Centre for Dispute Resolution of the American Arbitration Association in New York against F. Hoffmann-LaRoche Ltd. and Roche Molecular Systems, Inc. (collectively Roche) for breach of contract of a 1990 Cross License Agreement between Digene and Roche for rights to certain HPV patents. Digene alleged that Roche had breached this license agreement by entering into a Supply and Purchase Agreement with Gen-Probe, Inc. (Gen-Probe) in violation of the terms of the Cross License Agreement. On July 13, 2007, the arbitration panel granted Gen-Probe’s request to intervene as a respondent in the arbitration. On April 1, 2009, the arbitration panel granted an interim award denying QIAGEN’s breach of contract claims and consequently also the damages. On April 15, 2009, Roche and Gen-Probe filed motions for reimbursement of attorneys’ fees. On August 12, 2009, the arbitration panel issued a total award of $6.3 million, including administrative and arbitrator fees and on August 13, 2009, the Company filed a petition in the Supreme Court of the State of New York to vacate or modify the award of the arbitrators. On August 20, 2009, Roche and Gen-Probe filed a joint petition to confirm the award, and on September 23, 2009, the Court set the briefing/hearing schedule. QIAGEN will vigorously pursue this matter.

Corbett v. Montreal Biotechnologies, Inc.

On February 19, 2009, M.H. Montreal Biotechnologies, Inc. (MBI) sued QIAGEN, Inc. and Corbett in the Circuit Court for Montgomery County, Maryland, seeking monetary damages. MBI claims that QIAGEN, Inc. intentionally interfered with MBI’s contractual relations with Corbett, intentionally interfered with MBI’s contractual and business relations with its customers, and engaged in unfair competition. Separately, MBI contends that Corbett breached its contract with MBI, breached the implied covenant of good faith and fair dealing, and also engaged in unfair competition. In a court hearing on October 14, 2009, the court dismissed the case against Corbett. QIAGEN will remain a defendant in these proceedings and will vigorously defend the matter.

QIAGEN N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

QIAGEN Sciences, Inc. v. Operon Biotechnologies, Inc.

On July 2, 2009, Operon Biotechnologies, Inc. (Operon) commenced arbitration against QIAGEN Sciences, Inc. asserting a breach of a supply agreement between the parties and is seeking monetary damages. Operon asserts that QIAGEN failed to comply with the preferred supplier provisions of the agreement and that this breach has caused damages, including lost profits. QIAGEN is in the process of responding to this claim and will vigorously defend against the claim.

16. Segment and Related Information

The Company manages its business based on the locations of its subsidiaries. Therefore, reportable segments are based on the geographic locations of the subsidiaries. The Company’s reportable segments include the Company’s production, manufacturing and sales facilities located throughout the world. In addition, the Company’s corporate segment includes its holding company located in The Netherlands and two subsidiaries located in Germany which operate only in a corporate support function. The reportable segments derive revenues from the Company’s entire product and service offerings. It is not practicable to provide a detail of revenues for each group of similar products and services offered by the Company. Summarized financial information concerning the Company’s reportable segments is shown in the tables below.

Net sales are attributed to countries based on the location of the Company’s subsidiary generating the sale. QIAGEN operates manufacturing facilities in Germany, Switzerland, China, Australia, the United Kingdom and the United States that supply products to other countries. The sales from these manufacturing operations to other countries are included in the Net Sales of the countries in which the manufacturing locations are based. The intercompany portions of such net sales of a reportable segment are excluded through the intersegment elimination to derive consolidated net sales. No single customer represents more than ten percent of consolidated net sales.

(in thousands) Net Sales	Three Months Ended September 30,
	2009	2008
Americas	$285,803	$257,472
Germany	100,725	83,619
Switzerland	33,545	19,344
Asia	34,895	21,472
All other	59,528	58,916
Corporate	144	89

Subtotal	514,640	440,912
Intersegment Elimination	(254,981)	(210,112)

Total	$259,659	$230,800

(in thousands) Net Sales	Nine Months Ended September 30,

	2009	2008
Americas	$804,461	$727,520
Germany	277,152	253,066
Switzerland	89,583	55,435
Asia	95,024	63,533
All other	168,572	151,368
Corporate	245	869

Subtotal	1,435,037	1,251,791
Intersegment Elimination	(714,289)	(595,997)

Total	$720,748	$655,794

QIAGEN N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

All intersegment sales are accounted for by a formula based on local list prices and manufacturing costs and eliminated in consolidation.

(in thousands) Intersegment Sales	Three Months Ended September 30,
	2009	2008
Americas	$(153,436)	$(139,376)
Germany	(57,407)	(50,681)
Switzerland	(30,131)	(16,326)
Asia	(5,944)	(978)
All other	(8,063)	(2,751)

Total	$(254,981)	$(210,112)

(in thousands) Intersegment Sales	Nine Months Ended September 30,
	2009	2008
Americas	$(439,031)	$(393,914)
Germany	(163,906)	(150,817)
Switzerland	(79,932)	(45,778)
Asia	(11,563)	(2,531)
All other	(19,857)	(2,957)

Total	$(714,289)	$(595,997)

The Company evaluates performance based on several factors, of which the primary financial measure is operating income. The Corporate segment operating loss is primarily general and administrative expenses, including share-based compensation costs. The intersegment elimination represents primarily the elimination of intercompany profit.

(in thousands) Operating Income (Loss)	Three Months Ended September 30,
	2009	2008
Americas	$33,888	$14,723
Germany	20,605	18,607
Switzerland	1,430	(1,875)
Asia	43	96
All other	8,492	12,005
Corporate	(8,721)	(2,626)

Subtotal	55,737	40,930
Intersegment Elimination	(2,383)	(2,752)

Total	$53,354	$38,178

(in thousands) Operating Income (Loss)	Nine Months Ended September 30,
	2009	2008
Americas	$74,464	$47,782
Germany	63,111	54,487
Switzerland	4,021	(6,356)
Asia	3,280	1,117
All other	19,778	24,361
Corporate	(18,786)	(13,217)

Subtotal	145,868	108,174
Intersegment Elimination	(8,603)	(2,948)

Total	$137,265	$105,226

QIAGEN N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

Assets of Corporate include cash and cash equivalents, investments, prepaid assets and certain intangibles. The intersegment elimination represents intercompany investments and advances.

Assets (in thousands)	September 30, 2009	December 31, 2008
Americas	$3,680,555	$2,927,088
Germany	513,968	459,428
Switzerland	141,117	127,677
Asia	117,454	97,822
All other	554,636	284,229
Corporate	1,691,788	914,336

Subtotal	6,699,518	4,810,580
Intersegment Elimination	(2,944,867)	(1,925,257)

Total	$3,754,651	$2,885,323

17. Related Party Transactions

From time to time, we have transactions with companies in which we hold interests all of which are individually and in sum immaterial except for certain transactions as discussed below.

During 2007, the Company made an initial investment of $747,000 in Dx Assays Pte Ltd. In the first quarter of 2008, the Company made a $1.4 million loan to Dx Assays which bears interest at 15% and is due in March 2013.

The Company has a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance) and QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance), which were established for the purpose of issuing convertible debt. As discussed in Note 8, QIAGEN Finance and Euro Finance are variable interest entities with no primary beneficiary, thus they are not consolidated. Accordingly, the convertible debt is not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. does report the full obligation of the debt through its liabilities to QIAGEN Finance and Euro Finance. As of September 30, 2009 and December 31, 2008, the Company had a loan payable to QIAGEN Finance of $145.0 million, accrued interest due to QIAGEN Finance of $1.0 million and $3.4 million, respectively and amounts receivable from QIAGEN Finance of $0.7 million and $2.4 million, respectively. As of September 30, 2009 and December 31, 2008, the Company has a loan payable to Euro Finance of $300.0 million, accrued interest due to Euro Finance of $8.9 million and $3.0 million, respectively, and amounts receivable of $4.9 million and $1.7 million, respectively.

The Company entered into in 2004 and renegotiated in 2009 a consulting agreement with Dr. Metin Colpan, our former Chief Executive Officer and current Supervisory Board member, pursuant to which Dr. Colpan is paid a fee of EUR 2,750 per day for consulting services, subject to adjustment.

18. Subsequent Events

Based on the Company’s review through November 9, 2009, the date on which the financial statements were available to be issued, no events or transactions have occurred subsequent to September 30, 2009 that would have a material impact on the financial statements as presented.

In November 2009, the Company announced that it is in the process of acquiring SABiosciences, located in Frederick, Maryland for $90.0 million in cash, subject to customary adjustment. This transaction will add to the Company’s product offering a leading portfolio of PCR-based, disease and pathway-based panels that are expected to play key roles in biomedical research and the development of future drugs and diagnostics. The transaction is expected to close in the fourth quarter of 2009.

In October 2009, the Company started the closure and relocation of its activities in Brisbane and Sydney to other locations of the Company, primarily to QIAGEN Instruments AG in Switzerland. The restructurings follow the acquisition of Corbett in 2008 and consolidates the Company’s instrument manufacturing activities. The closure and relocation is expected to be completed in the second quarter of 2010 at a total pre-tax cost of approximately $4.0 million to $5.0 million.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Note Regarding Forward-Looking Statements and Risk Factors

Our future operating results may be affected by various risk factors, many of which are beyond our control. Certain of the statements included in this report and any documents incorporated herein by reference may be forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including statements regarding potential future net sales, gross profit, net income and liquidity. These statements can be identified by the use of forward-looking terminology, such as “may,” “will,” “could,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors. Consequently, our future development efforts involve a high degree of risk. When considering forward-looking statements, you should keep in mind that the risks described in the risk factors, or other risks not currently known to us or considered immaterial, could cause our actual results to differ significantly from those contained in any forward-looking statement.

In addition to the other information set forth in this Report, you should carefully consider the factors discussed in Part I, Item 3 under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2008, which could materially affect our business, financial condition or future results of operations. The risks described in our Annual Report on Form 20-F are not the only risks facing our Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results.

Results of Operations

Overview

We believe, based on the nature of our products and technologies and our United States and European market shares, as supported by independent market studies, that we are the world’s leading provider of innovative sample and assay technologies and products. Sample technologies are used to isolate DNA, RNA and proteins from any biological sample, such as blood or tissue. Assay technologies are then used to make isolated biomolecules, such as the DNA of a specific virus, visible for subsequent analysis. Our products are considered benchmark standards in areas such as pre-analytical sample preparation and assay solutions in molecular diagnostics, research for life sciences, and applied testing.

We have developed more than 500 consumable products and automated solutions. We sell these products to molecular diagnostics laboratories, academic researchers, pharmaceutical and biotechnology companies, and applied testing customers for purposes such as forensics, animal or food testing, and pharmaceutical process control. These products enable our customers to efficiently pursue their research and commercial goals that require the use of nucleic acids. We market our products in more than 40 countries throughout the world. We have established subsidiaries in the markets that we believe have the greatest sales potential, including countries throughout Europe, Asia, the Americas and Australia. We also have specialized independent distributors and importers. We employ more than 3,300 people in over 30 locations worldwide.

Since 2003, we have had a compound annual growth rate of approximately 21% in net sales and net income based on reported U.S. GAAP results. We have funded our growth through internally generated funds, debt, and private and public sales of equity securities. In recent years, we have made a number of strategic acquisitions and disposals expanding and focusing our technology and product offerings. These transactions include:

•

In September 2009, we acquired DxS Ltd., a privately-held developer and manufacturer of companion diagnostic products headquartered in Manchester, United Kingdom. DxS Ltd. is a pioneer in development and marketing of companion diagnostics which enable physicians in oncology to predict patients’ responses to certain treatments in order to make cancer therapies more effective. Through this acquisition we acquired a portfolio of molecular diagnostic assays and related intellectual property as well as a deep pipeline of already signed or planned companion diagnostic partnerships in oncology with leading pharmaceutical companies. With the acquisition, we believe that we can take a leading position in personalized healthcare and strengthen our overall strategic position in molecular diagnostics.

•	In August 2009, we acquired Explera s.r.l., a leading supplier in molecular diagnostics and personalized medicine in Italy.

•	In March 2009, we acquired a molecular diagnostics distribution business in China and Hong Kong.

•

In October 2008, we acquired all assets of the Biosystems Business from Biotage AB, a publicly-listed developer, manufacturer and distributor of products for genetic analysis and medicinal chemistry headquartered in Uppsala, Sweden. The assets acquired also include the purchase of the remaining 17.5% of the outstanding stock of Corbett Life Science Pte. Ltd. (Corbett).

•

In July 2008, we acquired 82.5% of Corbett, a privately-held developer, manufacturer, and distributor of life sciences instrumentation headquartered in Sydney, Australia. Corbett is best known for having developed the world’s first rotary real-time PCR cycler system – the Rotor-Gene™ – a system used to detect real-time polymerase chain reactions (PCR) which make specific sequences of DNA and RNA targets visible through amplification and quantifiable through real-time measurement of such amplification. The addition of this proprietary PCR detection technology extends our molecular testing solution portfolio and enhances our options to offer sample and assay technology solutions spanning from sample to result.

•

In February 2008, we acquired a business unit from Diagnostic Technology Pty. Ltd., located in Belrose, Australia, which relates to the distribution of products in Australia, New Zealand, Singapore and Malaysia. In May 2008, we established QIAGEN Mexico via the acquisition of certain assets of our former life science distributor Quimica Valaner. In July 2008, we acquired the minority interest of our Brazilian subsidiary, QIAGEN Brasil Biotecnologia Ltda.

•

In July 2007, we completed the acquisition of Digene Corporation (NASDAQ: DIGE) through a tender offer and subsequent merger of Digene with and into a wholly-owned subsidiary of QIAGEN N.V. Following the completion of the merger, Digene became a subsidiary of QIAGEN and was renamed QIAGEN Gaithersburg, Inc. The merger combines our leading portfolio of sample and assay technologies, including a broad panel of molecular diagnostic tests, with Digene’s leadership in HPV-targeted molecular diagnostic testing, creating a global leader in molecular diagnostics outside blood screening and viral load monitoring.

•

In July 2007, we completed our acquisition of eGene, Inc. (OTCBB: EGEI), an early-stage company located in Irvine, California that has developed and is commercializing a patented sample separation and analysis technology based on capillary electrophoresis.

On a consolidated basis, operating income increased to $53.4 million in the three-month period ended September 30, 2009 from $38.2 million for the same period of 2008 and in the nine-month period ended September 30, 2009 increased to $137.3 million from $105.2 million in the same period of 2008. Our operating income was impacted by growth in consumable product sales of 12% in the quarter ended September 30, 2009, as compared to 26% in the same period of 2008, and growth in instrument product sales of 18% in the quarter ended September 30, 2009, as compared to 88% in the same period of 2008. Our financial results include the contributions of our recent acquisitions from the date of acquisition, as well as the costs related to the acquisitions and integrations, including costs related to the relocation and closure of certain facilities in North America. Our results also reflect the benefits of our previous restructuring efforts, which have contributed to improved profitability as we continue to manage our operating costs.

We manage our business based on the locations of our subsidiaries. Therefore, reportable segments are based on the geographic locations of our subsidiaries. Our reportable segments include our production, manufacturing and sales facilities located throughout the world. In addition, the Corporate segment includes our holding company located in The Netherlands, two subsidiaries located in Germany and one in Australia, which operate only in a corporate support function. The reportable segments derive revenues from our entire product and service offerings.

The following table sets forth operating income by segment. Further segment information can be found in Note 16 to the accompanying financial statements.

(in thousands) Operating Income (Loss)	Three Months Ended September 30,
	2009	2008
Americas	$33,888	$14,723
Germany	20,605	18,607
Switzerland	1,430	(1,875)
Asia	43	96
All other	8,492	12,005
Corporate	(8,721)	(2,626)

Subtotal	55,737	40,930
Intersegment Elimination	(2,383)	(2,752)

Total	$53,354	$38,178

(in thousands) Operating Income (Loss)	Nine Months Ended September 30,
	2009	2008
Americas	$74,464	$47,782
Germany	63,111	54,487
Switzerland	4,021	(6,356)
Asia	3,280	1,117
All other	19,778	24,361
Corporate	(18,786)	(13,217)

Subtotal	145,868	108,174
Intersegment Elimination	(8,603)	(2,948)

Total	$137,265	$105,226

Three- and Nine-Month Periods Ended September 30, 2009 Compared to Three- and Nine-Month Periods Ended September 30, 2008

Net Sales

In the third quarter of 2009, net sales increased by 13% to $259.7 million, compared to $230.8 million in the third quarter of 2008. The increase in total sales includes organic growth (15%) and sales from our recently acquired businesses (3%), partially offset by the negative impact of foreign currency exchange rates (3%) and the third quarter divestiture of our HLA business (2%).

In the nine-month period ended September 30, 2009, net sales increased by 10% to $720.7 million, compared to $655.8 million in the same period of 2008. The results for the nine-month period ended September 30, 2008 include the results of operations of Corbett, which was acquired in July 2008.

Net sales are attributed to countries based on the location of the subsidiary recording the sale. In the third quarter of 2009, net sales in Asia increased by 41%, primarily driven by Japan, China and Singapore, net sales in the Americas increased by 12% and net sales in all other countries increased by 7%, which includes the results of Corbett. The increase in sales in each of these regions was the result of an increase in sales of our sample and assay technologies, which represented approximately 86% of total sales, and instruments products, which represented approximately 14% of total sales. Sales of sample and assay technologies, which include consumables and instrumentation, experienced growth rates of 12% and 18%, respectively, in the third quarter of 2009, as compared to the same period in 2008. The uncertainties of the current global financial crisis represent a risk for the Company, and while we expect continued growth in our consumables and instrumentation businesses, such future growth may be lower than our historical growth and future growth could be adversely effected.

A significant portion of our revenues is denominated in euros and currencies other than the United States dollar. Changes in currency exchange rates can affect net sales, potentially to a significant degree. When calculated by translating the local currency, actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period, net sales were negatively impacted by $9.1 million and $45.9 million of currency effects in the three and nine months ended September 30, 2009, respectively.

We regularly introduce new products in order to extend the life of our existing product lines as well as to address new market opportunities. In 2009 to date, we launched 48 new products in the area of sample & assay technologies.

Gross Profit

Gross profit was $173.0 million, or 67% of net sales, in the three-month period ended September 30, 2009, as compared to $152.9 million, or 66% of net sales, in the comparable 2008 period. The absolute dollar increase in 2009 compared to 2008 is attributable to the increase in net sales. Our sample and assay products have a higher gross margin than our instrumentation products, and fluctuations in the sales levels of these products can result in fluctuations in our gross margin during a quarter when compared to the gross margin of another quarter. Additionally, the Company recognized a charge of $2.5 million to cost of sales related to the impairment of developed technology, which was triggered by the acquisition of DxS and the discontinuation of certain products.

Amortization expense related to developed technology and patent and license rights, which have been acquired in a business combination, is included in cost of sales. The amortization expense on acquisition-related intangibles within cost of sales increased to $13.1 million in the third quarter of 2009, as compared to $12.8 million in the comparable 2008 period. We expect that our acquisition-related intangible amortization will continue to increase as a result of new acquisitions.

Gross profit for the nine-month period ended September 30, 2009 was $479.0 million (66% of net sales), as compared to $442.2 million (67% of net sales) for the same period in 2008.

Research and Development

Research and development expenses increased by 11% to $26.7 million (10% of net sales) in the third quarter of 2009, compared to $24.1 million (10% of net sales) in the same period of 2008. Our business combinations, along with the acquisition of new technologies, have resulted in an increase in our research and development costs. As we continue to discover, develop and acquire new products and technologies, we will incur additional expense related to research and development facilities, licenses and employees engaged in our research and development efforts. Additionally, our research and development costs are expected to increase as a result of seeking regulatory approvals, including US FDA Pre-Market Approval (PMA), US FDA 510(k) and EU CE approval of certain assays or instruments. The increase in research and development expense was partially offset by $0.7 million of currency impact in the third quarter of 2009 calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period. We have a strong commitment to research and development and expect to continue to make investments in our research and development efforts. Accordingly, our research and development expenses will continue to increase, perhaps significantly.

For the nine-month period ended September 30, 2009, research and development expenses increased by 12% to $77.3 million (11% of net sales), compared to $69.3 million (11% of net sales) for the same period in 2008.

Sales and Marketing

Sales and marketing expenses increased by 8% to $60.7 million (23% of net sales) in the third quarter of 2009 from $56.0 million (24% of net sales) in the same period of 2008. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses and other promotional expenses. The increase in sales and marketing expenses in the third quarter of 2009, as compared to the same period of 2008, is primarily due to our acquisition of Corbett in July of 2008. In addition, the sales and marketing expenses include the costs of maintaining separate sales organizations addressing customers in industrial and academic research, applied testing and molecular diagnostics. The increase in sales and marketing expense was partially offset by $1.6 million of currency impact in the third quarter of 2009 when calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period. We anticipate that sales and marketing costs will continue to increase along with new product introductions and continued growth in sales of our products, but we expect sales and marketing costs will, for the most part, grow at a slower rate than our overall revenue growth.

Sales and marketing expenses increased by 5% to $175.9 million (24% of net sales) in the nine-month period ended September 30, 2009 from $167.7 million (26% of net sales) in the comparable period in 2008.

General and Administrative, Integration and Other Costs

General and administrative, business integration, restructuring and related costs decreased by 7% to $27.8 million (11% of net sales) in the third quarter of 2009 from $29.9 million (13% of net sales) in the third quarter of 2008. The decrease in these expenses in the third quarter of 2009 is primarily the result of lower integration costs in 2009 partially offset by an increase in general and administrative expenses related to our new businesses acquired in 2008, which have expanded our presence primarily in Australia. Additionally, during the third quarter of 2009, an impairment loss of $1.6 million of goodwill was recognized following the Company’s acquisition of DxS Ltd. in September 2009. We have continued to incur integration costs for businesses acquired and such costs totaled approximately $5.5 million in the third quarter of 2009, as compared to $8.5 million in the same period of 2008. In connection with the integration of the acquired companies, we aim to improve efficiency in general and administrative operations. Additionally, when calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period, general and administrative, integration and related costs decreased by $0.7 million due to currency impact in the third quarter of 2009, as compared to the same period of 2008. As we further integrate the acquired companies, we expect to continue to incur additional business integration costs in 2009. We believe that over time the results of the integration activities will continue to result in a decrease in our general and administrative expenses as a percentage of sales.

During the nine-month period ended September 30, 2009, we recorded general and administrative, business integration, restructuring and related costs of $76.2 million, as compared to $88.7 million in the same period of 2008.

Acquisition-Related Intangible Amortization

Amortization expense related to developed technology and patent and license rights, which have been acquired in a business combination, is included in cost of sales. Amortization of trademarks, customer base and non-compete agreements, which have been acquired in a business combination, is recorded in operating expense under the caption “acquisition-related intangible amortization.” Amortization expenses of intangible assets not acquired in a business combination are recorded within either cost of sales, research and development or sales and marketing line items based on the use of the asset.

During the third quarter of 2009, the amortization expense on acquisition-related intangibles within operating expense increased to $4.4 million, compared to $4.0 million in the same period of 2008. The increase in expense is the result of an increase in amortized intangibles acquired in our recent business combinations. We expect that our acquisition-related intangible amortization will continue to increase as a result of our acquisitions.

During the nine-month period ended September 30, 2009, the amortization expense on acquisition-related intangibles within operating expense increased to $12.3 million, compared to $10.5 million in the same period of 2008.

Other Income (Expense)

Other expense was $4.0 million and $14.3 million in the three- and nine-month periods ended September 30, 2009, as compared to other expense of $10.3 million and $22.1 million in the same periods of 2008, respectively. The decrease in other expense in the three-month period was mainly due to lower interest expense and interest income along with $2.4 million of income primarily related to the sale of our subsidiary in Austria in 2009 as compared to a $4.0 million impairment of a cost-method investment in 2008.

For the three- and nine-month periods ended September 30, 2009, interest income decreased to $0.7 million and $2.5 million from $2.1 million and $7.4 million in the same periods of 2008, respectively. The decrease in interest income was due to a decrease in the amount of investments along with a decline in interest rates.

Interest expense decreased to $7.4 million and $22.1 million in the three- and nine-month periods ended September 30, 2009, compared to $9.2 million and $28.8 million in the same periods of 2008, respectively. Interest costs primarily relate to our long-term debt discussed in Note 8 in the accompanying notes to the condensed consolidated financial statements. The decrease in interest expense is primarily due to a decrease in the interest expense on our term loan as a result of a decreasing LIBOR rate as well as a $25.0 million decreased debt balance following the July 2009 payment.

Provision for Income Taxes

Our provision for income taxes is based upon the estimated annual effective tax rates. Fluctuations in the distribution of pre-tax income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. Our operating subsidiaries are exposed to effective tax rates ranging from zero up to approximately 42%. In the third quarters of both 2009 and 2008, our effective tax rates were 24%. In the nine-month periods ended September 30, 2009 and 2008, our effective tax rates were 24% and 22%, respectively. The provision for income taxes is based upon the estimated annual effective tax rates. In nine-month period ended September 30, 2009, an increasing portion of pre-tax income was attributable to subsidiaries with higher effective tax rates, as compared to the same period of 2008 and is primarily related to higher estimated pre-tax income in the U.S.

Liquidity and Capital Resources

To date, we have funded our business primarily through internally generated funds, debt and private and public sales of equity. Our primary use of cash has been to support continuing operations and our investing activities, including capital expenditure requirements and acquisitions. As of September 30, 2009 and December 31, 2008, we had cash and cash equivalents of $861.3 million and $333.3 million, respectively. Cash and cash equivalents are primarily held in U.S. dollars, euros and Australian dollars, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At September 30, 2009, cash and cash equivalents had increased by $528.0 million from December 31, 2008 primarily due to cash provided by operating activities of $164.3 million and financing activities of $537.5 million, offset by cash used in investing activities of $159.8 million. As of September 30, 2009 and December 31, 2008, we had working capital of $996.1 million and $441.2 million, respectively.

Operating Activities. For the nine-month periods ended September 30, 2009 and 2008, we generated net cash from operating activities of $164.3 million and $84.5 million, respectively. Cash provided by operating activities increased in the nine months ended September 30, 2009 compared to the same period of 2008 primarily due to increases in net income, partially offset by an increase in inventories. The increase in net income is primarily attributable to our sales growth as well as a lower increase in inventories in 2009 as compared to 2008. Inventories increased in the nine months ended September 30, 2009 primarily due to our new product introductions. In the comparable 2008 period, inventories increased more significantly due to increases related to safety stock in order to minimize potential backorder situations. Further, in 2009, accrued liabilities increased primarily due to increased royalties and general operating expenses. Because we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technological advances of competitors would have a negative impact on our liquidity.

Investing Activities. Approximately $159.8 million of cash was used in investing activities during the period ended September 30, 2009, compared to $139.8 million for the period ended September 30, 2008. Investing activities during the nine months ended September 30, 2009 consisted principally of cash paid for purchases of property and equipment and intangible assets as well as cash paid for acquisitions. In September 2009, we acquired DxS Ltd., a privately-held developer and manufacturer of companion diagnostic products headquartered in Manchester, United Kingdom, for an upfront purchase price of $94.1 million and potential additional milestone payments amounting to a maximum of $35.0 million. Additionally, in August 2009, we acquired Explera s.r.l., a leading supplier in molecular diagnostics and personalized medicine in Italy. Investing activities during the nine months ended September 30, 2008 consisted principally of purchases of property and equipment, intangibles and cash paid for acquisitions as well as a loan to Dx Assay Pte Ltd, our new joint venture in Singapore, partially offset by the sale of marketable securities.

In January 2009, we purchased land adjacent to our facility in Hilden, Germany for EUR 2.5 million (approximately $3.2 million) and in August 2009 began the construction to further expand the German facilities for research and development and production space. In addition, we are planning for expansions at our Germantown, USA facility for production and administrative space, construction on which is expected to begin in June 2010. These expansion projects are expected to continue through 2011 at an estimated total cost of approximately $93.9 million. We anticipate that we will be able to fund such expansions with cash generated by our operating activities.

In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to $69.9 million based on the achievement of certain revenue and operating results milestones as follows: $16.0 million in the fourth quarter of 2009, $15.5 million in 2010, $13.3 million in 2011, $13.4 million in 2012, and $11.7 million payable in any 12-month period from now until 2012 based on the accomplishment of certain revenue targets, the launch of certain products or the grant of certain patent rights. Of the $69.9 million total contingent obligation, approximately $20.0 million is accrued as of September 30, 2009 in connection with the acquisition of DxS Ltd., as discussed in Note 5.

In November 2009, we announced that we are in the process of acquiring SABiosciences, located in Frederick, Maryland for $90.0 million in cash subject to customary adjustment. This transaction will add to our product offering a leading portfolio of PCR-based, disease and pathway-based panels that are expected to play key roles in biomedical research and the development of future drugs and diagnostics. The transaction is expected to close in the fourth quarter of 2009.

Financing Activities. Financing activities provided $537.5 million in cash for the nine months ended September 30, 2009, compared to $16.2 million used in the nine months ended September 30, 2008. Cash provided during the 2009 period was primarily due to the sale of 31.625 million common shares, including 4.125 million common shares upon exercise of the underwriters’ over-allotment option, in September 2009. After deducting the underwriting discounts and commissions and the offering expenses, the total net proceeds from the offering were $623.5 million. As of September 30, 2009, approximately $81.5 million of the proceeds from the exercise of the over-allotment option were recorded in other receivables. The cash was subsequently received on October 7, 2009. We intend to use the net proceeds of this offering to fund acquisitions, including our September 2009 acquisition of DxS Ltd., to strengthen our balance sheet and for general corporate purposes.

We have credit lines totaling $183.6 million at variable interest rates, an insignificant amount of which was utilized as of September 30, 2009. We also have capital lease obligations, including interest, in the amount of $32.1 million, and carry $920.0 million of long-term debt, of which $50.0 million is current as of September 30, 2009.

In July 2007, we signed a Syndicated Multi-Currency Term Loan and Revolving Credit Facilities Agreement with Deutsche Bank AG, Deutsche Bank Luxembourg S.A., and the lenders named in the syndication agreement. The lenders made available to us an aggregate amount of $750 million in the form of (1) a $500.0 million term loan, (2) a $100.0 million bridge loan, and (3) a $150.0 million revolving credit facility. Under the agreement, the $500.0 million term loan will mature in July 2012 with an amortization schedule commencing July 2009. The $150.0 million revolving credit facility will also expire in July 2012. The $100.0 million bridge loan was utilized and repaid within the third quarter of 2007. We used the proceeds of the term loan and the bridge loan to pay the cash component of the Digene acquisition consideration and the fees and expenses of the Digene offer and the merger. The revolving credit facility is available for general corporate purposes. The interest due on the $500.0 million term loan and the $150.0 million currently undrawn revolving credit facility is tied to the LIBOR benchmark and therefore variable. A $200.0 million portion of the $500.0 million term loan has been swapped into a fixed interest rate.

We have notes payable, which are the long-term borrowings of the proceeds from the issuances of $150.0 million senior unsubordinated convertible notes, with a 1.5% coupon due in 2024 through QIAGEN Finance (2004 Notes), and of $300.0 million 3.25% senior convertible notes (2006 Notes) due in 2026 through Euro Finance. QIAGEN Finance and Euro Finance are unconsolidated subsidiaries, which were established for this purpose. At September 30, 2009, $145.0 million and $300.0 million are included in long-term debt for the amount of 2004 Notes and 2006 Notes payable to QIAGEN Finance and Euro Finance, respectively. In connection with conversion of $5.0 million of the 2004 Notes, we repaid $5.0 million of the debt to QIAGEN Finance. The 2004

Notes have an effective rate of 2.14%, are due in July 2011 and are convertible into our common shares at a conversion price of $12.6449, subject to adjustment. The 2006 Notes have an effective rate of 3.91%, are due in November 2012 and are convertible into our common shares at a conversion price of $20.00, subject to adjustment. QIAGEN N.V. has guaranteed the 2004 and 2006 Notes and has agreements with QIAGEN Finance and Euro Finance to issue shares to the investors in the event of conversion. These subscription rights, along with the related receivable, are recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. In November 2008, we issued 395,417 common shares upon the exercise of a portion of the subscription rights in connection with the conversion of $5.0 million of the 2004 Notes.

We expect that cash from financing activities will continue to be impacted by issuances of our common shares in connection with our equity compensation plans and that the market performance of our stock will impact the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments or the issuance of additional equity or debt financing.

We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity, and availability of financing facilities, will be sufficient to fund our planned operations and expansion during the coming year. However, the global economic downturn may have a greater impact on our business than currently expected, and we may experience a decrease in the sales of our products, which could impact our ability to generate cash. The availability of debt financing has also been negatively impacted by the global credit crisis. If our future cash flows from operations and other capital resources are not adequate to fund our liquidity needs, we may be required to obtain additional debt or equity financing or reduce or delay our capital expenditures, acquisitions or research and development projects. If we could not obtain financing on a timely basis or at satisfactory terms, or implement timely reductions in our expenditures, our business could be adversely affected.

Quantitative and Qualitative Disclosures About Market Risk

Our market risk relates primarily to interest rate exposures on cash, marketable securities and borrowings and foreign currency exposures on intercompany and third-party transactions. The overall objective of our risk management is to reduce the potential negative earnings effects from changes in interest and foreign currency exchange rates. Exposures are managed through operational methods and financial instruments. We do not use financial instruments for trading or other speculative purposes. Our exposure to market risk from changes in interest rates and currency exchange rates has not changed materially from our exposure as discussed in Item 11 of our Annual Report on Form 20-F for the year ended December 31, 2008.

Foreign Currency

QIAGEN N.V.’s functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currencies of the respective countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. The net gain (loss) on foreign currency transactions in the three- and nine-month periods ended September 30, 2009 was ($0.1) million and $4.6 million, respectively, as compared to $0.1 million and ($1.3) million, respectively, in the same period of 2008, and is included in other income (expense), net.

Derivatives and Hedging

In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. In determining fair value, we consider both the counterparty credit risk and our own creditworthiness. To determine our own credit risk, we estimated our own credit rating by benchmarking the price of our outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, we quantified our credit risk by reference to publicly-traded debt with a corresponding rating.

Foreign Currency Derivatives. As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions. We manage our balance sheet exposure on a group-wide basis primarily using foreign exchange forward contracts and cross-currency swaps.

Interest Rate Derivatives. We use interest rate derivative contracts on certain borrowing transactions to hedge fluctuating interest rates. We have entered into interest rate swaps in which we agree to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount.

We make use of economic hedges. All derivatives that qualify for hedge accounting are cash-flow hedges. Further details of our derivative and hedging activities can be found in Note 7 to the accompanying consolidated financial statements.

Recent Authoritative Pronouncements

For information on recent accounting pronouncements impacting our business, see Note 2 to the accompanying consolidated financial statements.

Application of Critical Accounting Policies, Judgments and Estimates

The preparation of our financial statements in accordance with accounting principles generally accepted in the United States requires management to make assumptions that affect the reported amounts of assets, liabilities and disclosure of contingencies as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those that require the most complex or subjective judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Thus, to the extent that actual events differ from management’s estimates and assumptions, there could be a material impact on the financial statements. In applying our critical accounting policies, at times we used accounting estimates that either required us to make assumptions about matters that were highly uncertain at the time the estimate was made or were reasonably likely to change from period to period, having a material impact on the presentation of our results of operations, financial position or cash flows. Our critical accounting policies are those related to revenue recognition, investments, goodwill and other intangible assets, share-based compensation, income taxes, and purchase price allocation.

Our critical accounting policies are discussed further in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2008. Actual results in these areas could differ from management’s estimates. There have been no significant changes in our critical accounting policies during the first nine months of 2009.

Off-Balance Sheet Arrangements

Other than our arrangements with QIAGEN Finance and Euro Finance as discussed above and in Notes 8 and 17 to the accompanying consolidated financial statements, we did not use special purpose entities and do not have off-balance-sheet financing arrangements as of and during the three and nine months ended September 30, 2009 and the year ended December 31, 2008.

Contractual Obligations

There were no material changes at September 30, 2009 from the contractual obligations disclosed in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2008.

Legal Proceedings

For information on legal proceedings, see Note 15 of the accompanying consolidated financial statements.

While no assurances can be given regarding the outcome of proceedings described in Note 15, based on information currently available, we believe that the resolution of these matters is unlikely to have a material adverse effect on our financial position or results of future operations for QIAGEN N.V. as a whole. However, because of the nature and inherent uncertainties of litigation, should the outcomes be unfavorable, certain aspects of our business, financial condition, and results of operations and cash flows could be materially adversely affected.

Risk Factors

There are no material changes from the risk factors disclosed in Item 3 of our Annual Report on Form 20-F for the year ended December 31, 2008.